Filed by Sinclair Broadcast Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tribune Media Company

Commission File No.: 001-08572

May 23, 2017

Sinclair / Tribune Combination Overview $6.6bn Enterprise Value Tribune Media components Career Builder (32% ownership) and Real Estate Monetize over 18-24 months Food Network (31% ownership) Open to retaining or monetizing 42 TV stations in 33 markets covering 44%+ of U.S. WGNA distributed in 80mm U.S. households Financial metrics $31mm in cash income in 2016 Value is fully taxed Use proceeds to delever $180mm 2017E cash distribution Power ratio1 provides room for affiliate revenue growth At least $650mm pro forma average 2017/2018 EBITDA 6.3x – 6.7x multiple Significant discount to current SBGI trading multiple $650mm to $700mm $1.6bn to $1.8bn $4.1bn to $4.4bn $6.85-$7.15 blended Free Cash Flow (FCF)/share/year2 for 2017/2018E representing an overall 40%+ pro forma FCF/share accretion3 1 Defined as average 24 hour rating divided by affiliate revenue per average sub/month 2 $6.85 - $7.15 blended FCF per share per year for 2017/2018E is based on approximately $1.7B to $1.77B combined FCF pro forma for the acquisitions of Tribune and Bonten, sale of Alarm Funding, and ASN joint venture as though the transactions occurred on the first day of each respective year, divided by approximately 123.5mm shares outstanding after the issuance of shares for the Tribune acquisition. 3 FCF/share accretion is based on 2017/2018E pro forma SBG FCF of approximately $975mm to $1,050mm or $4.75 to $5.10 blended FCF per share per year and pro forma for the acquisition of Bonten, sale of Alarm Funding, and ASN joint venture as though the transactions occurred on the first day of each respective year, divided by approximately 103mm shares outstanding.